SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                PRICESMART, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    741511109
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                            Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 378-0879                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):
                       Jeffrey S. Halis

2)  Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  WC, PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

6)  Citizenship or Place of Organization:

                                United States
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Number of                                   7) Sole Voting Power:      333,525*
                                            ------------------------------------
Shares Beneficially                         8) Shared Voting Power:          0
                                            ------------------------------------
Owned by
Each Reporting                              9) Sole Dispositive Power:  333,525*
                                            ------------------------------------
Person With:                               10) Shared Dispositive Power:      0
                                           -------------------------------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  333,525*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

13)  Percent of Class Represented by Amount in Row (11):      5.7%*

14)  Type of Reporting Person (See Instructions):       IA, IN

_______________________________
* 209,725 shares (3.6%) of PriceSmart, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 94,225 shares (1.6%) of PriceSmart, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 25,125 shares (0.4%) of PriceSmart, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 3,200 shares (0.1%) of PriceSmart, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. 1,250 shares (0.0%) of PriceSmart, Inc. common stock are owned individually by Jeffrey S. Halis. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. In addition, Jeffrey S. Halis possesses sole voting and investment control over the securities owned by him individually. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $0.0001 per share, of PriceSmart, Inc., whose principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117.

Item 2.  Identity and Background.

     The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership (Halo") and as a member of Jemi Management, L.L.C., a New York limited liability company ("Jemi"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Jemi serves as the Investment Manager of Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsey) Limited, Post Office Box 211, Butterfield House, the Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd. and Jeffrey Halis are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of PriceSmart, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of PriceSmart, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of PriceSmart, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of PriceSmart, Inc. on behalf of Halo International, Ltd. come directly from the net assets of Halo International, Ltd. All funds used to purchase shares of common stock of PriceSmart, Inc. by Jeffrey S. Halis individually come directly from the personal assets of Jeffrey
S. Halis.


Item 4.  Purpose of  Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Jeffrey S. Halis, individually, respectively. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in  Securities  of the Issuer.

     Based upon the information set forth in PriceSmart, Inc.'s Information Statement, as of August 12, 1997 there were issued and outstanding 5,884,169 shares of common stock of PriceSmart, Inc. As of September 3, 1997, Tyndall Partners, L.P. owned 209,725 of such shares, or 3.6% of those outstanding, Tyndall Institutional Partners, L.P. owned 94,225 of such shares, or 1.6% of those outstanding, Madison Avenue Partners, L.P. owned 25,125 of such shares, or 0.4% of those outstanding, Halo International, Ltd. Owned 3,200 of such shares, or 0.1% of those outstanding and Jeffrey S. Halis individually owned 1,250 of such shares, or 0.0% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of PriceSmart, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and by Jeffrey Halis individually. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Jeffrey S. Halis individually, in shares of common stock of PriceSmart, Inc. during the past sixty days (each of which were effected in ordinary brokers transactions, except for the transactions on September 2, 1997, which represent the distribution of shares of PriceSmart, Inc. from Price Enterprises, Inc. to its shareholders):


                            A. Tyndall Partners, L.P.

   Date                           Quantity                              Price

                                 (Purchases)

   September 2, 1997                 178,325                               *
   September 3, 1997                  31,400                             $15.88

                                     (Sales)

                                      NONE



                     B. Tyndall Institutional Partners, L.P.

   Date                             Quantity                            Price

                                   (Purchases)

   September 2, 1997                  94,225                               *

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

   Date                             Quantity                            Price

                                   (Purchases)

   September 2, 1997                  19,725                               *
   September 3, 1997                   5,400                           $15.88

                                     (Sales)

                                      NONE



                           D. Halo International, Ltd.

   Date                             Quantity                            Price

                                   (Purchases)

   September 3, 1997                   3,200                           $15.88

                                     (Sales)

                                      NONE



                               E. Jeffrey S. Halis

   Date                             Quantity                            Price

                                   (Purchases)

   September 2, 1997                1,250                                  *

                                     (Sales)

                                      NONE




* Represents the distribution of shares of PriceSmart, Inc. from Price Enterprises, Inc. to its shareholders.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of PriceSmart, Inc. between Jeffrey
S. Halis and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       September 22, 1997


                                   /S/  Jeffrey S. Halis
                                   Jeffrey  S.  Halis,   individually  and  as a
                                   general  partner  of  Halo  Capital Partners,
                                   L.P.,  the  general   partner  of   each  of
                                   Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P.


                                   /S/  Jeffrey S. Halis
                                   Jeffrey  S.  Halis,  as  a  member  of  Jemi
                                   Management, L.L.C., the Investment Manager for Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).